# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agios Pharmaceuticals, Inc., CIK 0001439222
CUSIP: 00847X104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 88 Sidney Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-14-339137
Filed by CIK 0000924223

## Reporting persons
- BB Biotech AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 3,515,150; sole dispositive power 0; shared dispositive power 3,515,150; aggregate amount beneficially owned 3,515,150 (6.2% of the class)
- Biotech Target N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands Antilles (P8); member of a group; sole voting power 0; shared voting power 3,515,150; sole dispositive power 0; shared dispositive power 3,515,150; aggregate amount beneficially owned 3,515,150 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Agios Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 88 Sidney Street Cambridge, MA, 02139

## Item 2. Person Filing
Name of person filing: BB Biotech AG ("BB Biotech") on behalf of its wholly-owned subsidiary, Biotech Target N.V. ("Biotech Target")
Address of principal business office or, if none, residence:
BB Biotech: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland
Biotech Target: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao
Citizenship:
BB Biotech: Switzerland
Biotech Target: Curacao

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,515,150
Percent of class: 6.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,515,150
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,515,150

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement is filed jointly by BB Biotech and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Agreement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.*
* Previously filed as an exhibit to BB Biotech AG and Biotech Target N.V.'s Schedule 13G filed with the Securities and Exchange Commission on September 11, 2014.

## Signatures
- BB Biotech AG: /s/ Martin Gubler, Martin Gubler/Signatory Authority (02/12/2025)
- BB Biotech AG: /s/ Ivo Betschart, Ivo Betschart/Signatory Authority (02/12/2025)
- Biotech Target N.V.: /s/ Jan Bootsma, Jan Bootsma/Signatory Authority (02/12/2025)
- Biotech Target N.V.: /s/ Hugo von Neutegem, Hugo von Neutegem/Signatory Authority (02/12/2025)